LEGAL PROCEEDINGS

The Fund is subject to claims and suits that arise from time to time in the ordinary course of business. For example, a court-appointed trustee on behalf of the unsecured creditors of Tribune Co. (the "Trustee"), together with certain individual creditors of the company (the "Individual Creditors") filed actions against former Tribune shareholders who tendered their shares when Tribune went private in 2007 as part of a leveraged buyout ("LBO"). These cases are consolidated in a Multi-District Litigation ("MDL") in the U.S. District Court for the Southern District of New York. There are thousands of defendants in the MDL, including the Large-Cap Strategy Fund (the "Fund"). The suits all seek the same thing: disgorgement of the amounts received by the former Tribune shareholders as part of the LBO, but by different legal theories. The trial court has dismissed all claims against the shareholder defendants, subject to appeal. The dismissal of the Trustee's claims will be certified for appeal to the U.S. Court of Appeals for the Second Circuit (the "Second Circuit"). The Second Circuit has already affirmed the trial court's dismissal of the Individual Creditors' claims. The Individual Creditors, however, petitioned the U.S. Supreme Court for review of the Second Circuit's ruling, and that petition is pending.

Although management currently believes that the resolution of the claims against the Fund, individually or in the aggregate, will not have a materially adverse impact on the Fund's financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management's view of these matters could change in the future. Litigation counsel to the Fund in the MDL does not believe that it is possible, at this stage in the proceedings, to predict with any reasonable certainty the probable outcome of the MDL or quantify the ultimate exposure to the Fund arising from the MDL. Until the Fund can do so, no reduction of its net asset value will be made relating to the MDL. However, even if the plaintiffs in the MDL were to obtain the full recovery they seek, the amount would be less than 0.05% of the Fund's net asset value as of April 30, 2017. The Fund cannot predict what its size might be at the time that the cost of the MDL might be quantifiable and thus potentially deducted from its net asset value. Therefore, at this time, those buying or redeeming shares of the Fund will pay or receive, as the case may be, a price based on net asset value of the Fund, with no adjustment relating to the MDL. The attorneys' fees and costs relating to the MDL will be taken as expenses by the Fund as incurred and in a manner similar to any other expense incurred by the Fund.